This document is, in all essential respects, a translation of the Swedish General Terms and Conditions of Swedish Depository Receipts regarding Shares in Millicom International Cellular S.A., deposited with Skandinaviska Enskilda Banken AB (publ) (Allmänna villkor för Svenska Depåbevis avseende aktier i Millicom International Cellular S.A.). In the event of any discrepancy between this translation and the Swedish original, the Swedish version shall prevail.

SKANDINAVISKA ENSKILDA BANKEN AB (publ)’s
GENERAL TERMS AND CONDITIONS FOR SWEDISH DEPOSITORY RECEIPTS
regarding Shares in
Millicom International Cellular S.A.
January 2012

Millicom International Cellular S.A (hereinafter referred to as the “Company”) has entered into a custodian agreement with Skandinaviska Enskilda Banken AB (publ) (hereinafter referred to as “SEB”) whereby SEB, on behalf of shareholders, will hold shares issued from time to time by the Company (hereinafter referred to as the “Shares”) in a depository account and issue one Swedish depository receipt (hereinafter referred to as “SDR”) for each Share deposited in accordance with these general terms and conditions (hereinafter referred to as the “General Terms and Conditions). The SDRs are registered with Euroclear Sweden AB (hereinafter referred to as “Euroclear”) and are listed on the NASDAQ OMX Stockholm AB (hereinafter referred to as “NASDAQ OMX Stockholm”).
1    Deposit of Shares
1.1    Shares can be deposited on account of the depository receipt holder with SEB, or with a custodian appointed by SEB on account of SEB, in which case SEB or the custodian appointed by SEB shall be registered as owners of the Shares in ( the Company’s share register located in Luxembourg either held by the Company or by another Luxembourg institution duly licensed to act as a registrar in accordance with Luxembourg law and practices that are appointed by the Company and approved by SEB with an assignment to maintain a register of the Company’s owners or, ( the register in relation to the Shares kept by the American Stock Transfer & Trust Company, LLC (“AST”) in the United States. Depository receipt holder means an owner of a depository receipt or such an owner’s nominee (hereinafter referred to as “SDR Holder”).
1.2    The SDRs shall be registered in a book-entry verification register maintained by Euroclear (hereinafter referred to as the “Euroclear Register”) in accordance with the Swedish Financial Instruments Accounts Act (Sw. lagen (SFS 1998:1479) om kontoföring av finansiella instrument). No certificates representing the SDRs will be issued. SEB will not accept deposit of fractions of Shares.
2    Deposit and withdrawal of Shares
2.1    On the condition that no impediment exists according to the laws or regulatory decrees of Sweden, Luxembourg or any other country, SEB shall upon request by the SDR Holder without delay arrange for the SDR Holder to become registered directly as owner in either the Company’s share register as set out in section 1.1(i) above, or the register maintained by AST as set out in section 1.1(ii) above, for the number of Shares held equivalent to the SDR Holders’ holding of SDRs. Registration in the share register of the Company as set out in section 1.1(i) above, or the register maintained by AST as set out in section 1.1(ii) above, or other equivalent register of the Company’s shareholders, shall occur as soon as the SDRs in question have been deregistered from the Euroclear Register maintained by Euroclear.
2.2     On the condition that no impediment exists according to the laws or regulatory decrees of Sweden, Luxembourg or any other country, and provided that payment has been made of all taxes and fees in connection with the deposit of Shares, Shares may be transferred to SEB for safekeeping according to the General Terms and Conditions together with the required information to SEB with respect to name, address and account with Euroclear (the “VPC Account”) (in which the SDRs are to be registered) together with other information and documentation required under Swedish, Luxembourg or any other applicable legislation.
2.3    SEB has the right to receive compensation in advance from the SDR Holder for fees and expenses that arise in connection with withdrawal and deposit of Shares according to sections 2.1 and 2.2 above in accordance with SEB’s applicable price list for such transactions.
2.4    Deposit and withdrawal of Shares pursuant to this section 2 is not allowed during such period decided by SEB in consultation with the Company as informed to the SDR Holders.
3    Transfer and pledging of Shares, etc.
    Shares on deposit cannot be transferred or pledged in any other way than by transfer and pledging of the SDRs. Transfer and pledging of SDRs shall take place in accordance with applicable Swedish legislation. The authority to transfer or pledge SDRs, as well as deciding who shall be deemed to be the rightful owner or pledgee of SDRs, shall be determined according to the rules in the Financial Instruments Accounts Act.
4    Rights of SDR Holders
    SEB and the Company shall establish arrangements, to the extent appropriate and practically possible and in accordance with applicable laws, such that the SDR Holders shall have the opportunity to exercise such rights with respect to the Company as would be exercisable by such SDR Holders if they had owned Shares directly and not SDRs.

5    Record Date
    SEB shall in consultation with the Company and Euroclear determine a date (“Record Date”), in accordance with applicable laws, to be applied by SEB for determining which SDR Holders relative to SEB are entitled to:
(i)receive cash dividends, rights or other property;
(ii)participate in the proceedings of and to vote at general meetings of     shareholders;
(iii)receive Shares in connection with stock dividends;
(iv)subscribe for Shares, warrants, convertible debentures, debentures     or other rights or securities in connection with offerings; and
(v)exercise the rights that normally accrue to the benefit of the     shareholders in the Company.
    It is the Company’s and SEB’s intention that the Record Date, to the extent appropriate, practically possible and in accordance with applicable laws, shall correspond to the record date that the Company applies in relation to holders of Shares in the Company.
6    Dividends
6.1    Any dividends received by SEB as a shareholder in the Company shall be passed on by SEB in accordance with the provisions of section 6 hereof.
6.2    Dividend payments shall be made to the SDR Holder who on the Record Date is entered in the Euroclear Register as holder of SDRs or holder of rights. Dividends are payable in Swedish kronor (SEK).
6.3    SEB shall in consultation with the Company set the date for payment of dividend to the SDR Holders (the “Payment Date”). If SEB has received a dividend from the Company in a currency other than SEK, SEB shall arrange for a conversion of the dividend received from the Company to SEK. Such conversion shall be effected at a market rate of exchange, no earlier than ten and no later than five banking days before the Payment Date, by entry into a forward contract with a due date on the Payment Date, or the day when funds are made available to Euroclear. The applicable rate of exchange shall be the rate of exchange obtained in such forward contract.
6.4    Payment of dividends to SDR Holders and other holders of rights according to the Euroclear Register shall be made on the Payment Date by Euroclear and in accordance with the rules and regulations applied by Euroclear from time to time.
6.5    If dividends are paid to a recipient who is not authorised to receive dividends, SEB shall nonetheless be deemed to have fulfilled its obligations, except in the case where SEB was aware that payment of dividend was being made to a party not authorised to receive dividends, or if SEB failed to exercise reasonable care appropriate to the circumstances, or if payment cannot be claimed because the recipient was a minor or because a guardian was appointed for the recipient and such mandate includes receipt of dividends.

6.6    To the extent required under applicable laws and regulation, the Company, SEB or Euroclear shall withhold and pay to the tax authorities in Luxembourg and in Sweden any required amounts of tax in relation to dividend payments to Holders (including any Swedish preliminary tax regarding dividends, e.g. for private individuals domiciled in Sweden and estates of such individuals). In the event the Company, SEB or Euroclear or representatives or agents of the foregoing determine that dividends in cash, Shares, rights, or other property are subject to taxation or other public fees which must be withheld according to applicable laws and regulation, the Company, SEB, Euroclear or representatives or agents of any of the foregoing shall be entitled to withhold cash amounts or sell all or part of such property as is financially and practically necessary to sell in order to be able to pay such taxes and fees. The remaining proceeds, following deduction of such mandatory taxes and fees, shall be paid by SEB to the SDR Holders who are entitled thereto. SDR Holders shall be liable for deficiencies which may arise in conjunction with any sale pursuant to the above.
6.7    Payment of dividend to SDR Holders shall be made without any deduction for fees or equivalent attributable to the Company, SEB or Euroclear, but with a deduction for preliminary tax or other taxes withheld according to Swedish legislation and for any tax that may be levied according to the legal systems in Sweden, Luxembourg or any other country.
6.8    If SEB receives dividends other than in cash, SEB – after consultation with the Company – shall decide how such dividend shall be transferred to those SDR Holders entitled to receive it. This may mean that the property is sold and that the proceeds of such sale, after deduction of selling costs and any fees and taxes incurred, are paid to the SDR Holders.
6.9    If the shareholders have the right to choose dividends in cash or in any other form, and it is not practically feasible to give the SDR Holders such opportunity, SEB shall have the right to decide, on account of the SDR Holders, that such dividend shall be paid in cash.
7    Stock dividends, splits, new issues, bonus issues and other distributions
7.1    SEB, or the custodian appointed by SEB according to section 1.1 hereof, shall in the case of a stock dividend, bonus issue with distribution of Shares and split be registered as soon as possible in the Company’s share register for the new Shares received in conjunction with such action, and shall make arrangements to ensure that the SDRs received for such Shares are registered to the VPC Account belonging to the SDR Holder entitled to receive such Shares. In the event that distribution of new Shares is not feasible, section 6.8 shall apply. The corresponding registration procedures shall be undertaken in connection with a reverse split.
7.2    Any person whose name on a Record Date is entered in the Euroclear Register as SDR Holder, or holder of rights relative to the action in question, shall be deemed to be authorised to receive SDRs representing new Shares added as a result of a stock dividend, bonus issue with distribution of Shares or a split. If a recipient of SDRs was not authorised to receive the new SDRs, the provisions of section 6.5 above shall be applied wherever applicable.
7.3    If the Company decides on a new issue of Shares, issuance of debentures, convertible debentures, warrants or other rights to the shareholders, SEB shall inform the SDR Holders thereof and of the principal terms and conditions for the new issue, the debentures, the convertible debentures, the warrants or other rights. Such information shall be enclosed together with the relevant subscription form by which the SDR Holder may instruct SEB to subscribe for Shares, warrants, debentures, convertible debentures or exercise other rights. When SEB has subscribed for and received such Shares, debentures, convertible debentures, warrants or other rights in accordance with the instructions of the SDR Holder, SEB shall, to the extent practically possible, see to it that the corresponding registration is effected to the credit of the VPC Account of the SDR Holder. Where such registration cannot be effected to the credit of the respective VPC Account of the SDR Holder, including in the event that such financial instruments or rights would not be dematerialized electronically, SEB shall see to it that the SDR Holders are ensured the right of ownership to the instrument or rights in question in another way, or are compensated in cash.
7.4    If an SDR Holder fails to instruct SEB to exercise the rights set forth in section 7.3 above, SEB has the right to sell such rights on account of the SDR Holder and pay the proceeds of such sale to the SDR Holder, less a deduction for selling costs and any fees and taxes incurred.
7.5    If the SDR Holder has the right to or receives a number of fractional rights or other rights that do not entitle the SDR Holder to receive an even number of Shares, participation in new issue of Shares, subscription for convertible debentures, warrants or other rights, SEB has the right to sell such residual fractional rights, preferential rights, etc. and pay the proceeds to the SDR Holder after deduction of selling costs and any fees and taxes incurred.
8    Participation in general meetings of shareholders
8.1    SEB and the Company shall establish arrangements such that the SDR Holders may participate in the Company’s general meetings of shareholders and vote for the Shares represented by the SDRs. The Company shall in consultation with SEB send notice for such general meeting of shareholders, in accordance with Swedish, Luxembourg and other applicable laws and by providing information for dissemination to at least two established news agencies and at least three national daily newspapers. The notice shall contain:
(i)the information included by the Company in the notice for the     meeting; and
(ii)instructions as to what must be observed by each SDR Holder in     order to participate in the proceedings of the general meeting of     shareholders or otherwise exercise his or her voting right.
    Well in advance of the general meeting of shareholders, SEB shall make arrangements so that proxies, with full power of substitution, are issued by SEB to each SDR Holder who has announced his or her intention to participate in the proceedings of the general meeting of shareholders to allow each of them to represent SEB at the general meeting of shareholder for the number of Shares represented by the SDRs held by each SDR Holder. Furthermore, SEB and the Company shall make arrangements so that proxies are available to each SDR Holder who has announced his or her intention to participate in the proceedings of the general meeting of shareholder to allow each of them to designate a third party as attorney to represent him or her at the general meeting of shareholders. Such proxies received by SEB shall be submitted to the Company together with a list of SDR Holders to whom proxies have been issued.
8.2    SEB undertakes to not represent Shares for which SDR Holders have not notified their intention to participate or vote at such general meeting of shareholders either personally or by proxy.
9    Information to the SDR Holder
9.1    SEB shall upon direction of the Company and in the manner set forth in section 13 below provide the SDR Holders with all the information that SEB receives from the Company in SEB’s capacity of shareholder. If so requested, SEB shall always provide such information by mail to the address set forth in the Euroclear Register. The Company’s intention is to present all information in English.
9.2    The Company shall, on request from an SDR Holder send the Company’s annual report to such Holder. The Company shall also publish applicable stock market information in accordance with the requirements for listing on the NASDAQ OMX Stockholm.
10    Listing of SDRs
    The SDRs are listed on the NASDAQ OMX Stockholm. If a decision is made to delist the SDRs, SEB shall, upon direction from the Company, inform the SDR Holders on the decision as soon as possible.
11    SEB’s expenses
    SEB’s expenses and fees for its assignment and for Euroclear’s services shall be borne by the Company unless otherwise expressly provided in these General Terms and Conditions.
12    Change of depository
    In the event the Company decides to retain another securities institution as custodian bank in lieu of SEB, SEB shall transfer all its rights and obligations towards the SDR Holders according to these General Terms and Conditions and deliver the Shares of the Company to the new depository. Change of depository shall be submitted for approval by Euroclear and may be implemented not earlier than three months after notice (regarding change of depository) is sent by mail to the SDR Holders or an announcement to that effect was published in a Swedish daily newspaper with nationwide coverage according to section 13 below. When a change of depository is made in the manner set forth in this section 12, SDR Holders shall be deemed to have agreed to a transfer of the rights and obligations between the SDR Holders and SEB to the SDR Holders and the new depository.
    Should SEB have applied for or otherwise entered into restructuring, bankruptcy, liquidation or other similar procedure, the Company may in consultation with SEB accelerate the process of changing the depository provided that this is in the best interest of all SDR Holders.

13    Notices
    SEB shall ensure that notices to the SDR Holders pursuant to these General Terms and Conditions, either directly or indirectly, are delivered to the SDR Holders and other holders of rights who are listed in the Euroclear Register and in accordance with the routines applied by Euroclear from time to time. As an alternative to sending the notice by mail, SEB has the right to publish notices in the form of announcements in a Swedish daily newspaper with nationwide coverage, provided that the Company has provided its prior written consent thereto. Information shall also be provided to the NASDAQ OMX Stockholm.
14    Amendments to these General Terms and Conditions
    SEB reserves the right to amend these General Terms and Conditions to the extent required to make them conform to Swedish or other applicable legislation, regulatory decree or Euroclear’s and NASDAQ OMX Stockholm’s respective rules and regulations. SEB – in consultation with the Company – reserves the right to amend these General Terms and Conditions if such amendment is appropriate or necessary for other reasons, in all cases on the condition that the rights of the SDR Holders are not adversely affected in a material manner. SEB shall inform the SDR Holders about any amendments to these General Terms and Conditions in the manner set forth in section 13.
15    Information about SDR Holders (confidentiality)
15.1    SEB reserves the right to request information from Euroclear about SDR Holders from the Euroclear Register maintained by Euroclear and to provide information about the SDR Holders and their holdings of SDR to the Company.
15.2    SEB also reserves the right to provide information about SDR Holders to those who work with registration of the Shares as well as to government authorities, provided that such obligation is prescribed by Swedish or foreign law, statute or regulatory decree. SDR Holders are obliged to provide such information to SEB upon request.
15.3    SEB and the Company are entitled to submit to authorities any information regarding the SDR Holders and their holdings, in connection with restitution or repayment of paid taxes, to the extent this is necessary.
15.4    SEB and the Company are entitled to submit and publish information regarding the SDR Holders to the extent required by the NASDAQ OMX Stockholm or to the extent required under applicable laws and regulation in Sweden or any other country.
16    Limitation of liability
16.1    Unless otherwise stated in section 16.2 below, SEB is liable for damage suffered by the SDR Holder due to negligence on the part of SEB when performing the assignment according to these General Terms and Conditions. However, SEB shall not be liable for any indirect or consequential damage.
16.2    SEB shall not be liable for any loss or damage resulting from Swedish or foreign legislation, Swedish or foreign regulatory decree, act of war, strike, boycott, lockout, blockade, acts of terrorism or other similar circumstances. The reservation regarding strike, blockade, boycott or lockout applies even if SEB itself takes such action or is the object of such action.
16.3    Where SEB or the Company is prevented from effecting payment or taking other action due to circumstances outside their control, SEB or the Company may postpone execution until the obstacle has been removed.
16.4    Neither SEB, the Company nor Euroclear shall be liable for losses or damages which the SDR Holders suffer due to the fact that a certain dividend, right, notice or other entitlement which accrues to shareholders of the Company cannot, due to technical, legal or other reasons beyond the control of the parties mentioned above, be distributed or otherwise transferred or provided to those SDR Holders registered in the Euroclear Register on a timely basis or at all.
16.5    Provided the Company has acted with normal care, the Company shall not be liable for any damages which may arise out of acts performed or omitted by SEB due to negligence of SEB.
17    Termination
17.1    SEB reserves the right to terminate the deposit of Shares according to these General Terms and Conditions, by giving notice of termination to the SDR Holders pursuant to section 13 hereof, if
(i)a decision is made to cease listing SDRs on the NASDAQ OMX     Stockholm or other equivalent marketplace;
(ii)the Company decides that the Shares in the Company no longer are     to be represented by SDRs according to these General Terms and     Conditions;
(iii)Euroclear has terminated the agreement concerning registration of     the SDRs;
(iv)the Company or a third party applies for the Company’s     restructuring, bankruptcy, liquidation or other similar procedure;
(v)the Company has failed to fulfil payment of expenses and fees     according to section 11 hereof for more than 30 days;
(vi)the Company materially breaches its obligations vis-à-vis SEB; or
(vii)the custodian agreement between the Company and SEB is     terminated and a new depository has not been retained as provided     in section 12 within six months after termination.
17.2    If termination notice pursuant to section 17.1 is given, these General Terms and Conditions continue to remain in force for a period of notice of six months from the date of making such announcement or from the date when the announcement was published in a Swedish daily newspaper with nationwide coverage, in accordance with section 13 above, where the SDRs have not previously been delisted following a decision by the NASDAQ OMX Stockholm. The announcement to the SDR Holders must include the record date when SEB will de-register all SDRs according to the Euroclear Register. SEB shall transfer the Shares in accordance with instructions by the SDR Holder or as otherwise agreed with the SDR Holder. In the event (i) the SDR Holder has not provided a transfer instruction, (ii) it is not practically possible to transfer the Shares in accordance with the transfer instruction by the SDR Holder or (iii) an agreement has otherwise not been reached, SEB is entitled to sell the underlying Shares. The SDR Holder shall be entitled to the proceeds of the sale following deduction for reasonable costs, fees and taxes. The amount shall be paid to the cash account linked to respective VPC Account of the SDR Holder concerned or in the absence of such cash account, in the form of a payment notice. No interest shall accrue on the amount.
18    Governing law
    These General Terms and Conditions and the SDRs issued by SEB shall be governed by Swedish law.
19    Disputes
    Disputes concerning these General Terms and Conditions, or legal relations emanating from these General Terms and Conditions, shall be settled by a general court of law and action is to be initiated at the Stockholm District Court.
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